UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __ )*

Under the Securities Exchange Act of 1934

PTGi HOLDING, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,758,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,758,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74443P104	Page 2 of 6

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,758,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,758,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74443P104	Page 3 of 6

Item 1.    Security and Issuer.

This Schedule 13D is being filed by the undersigned with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of PTGi Holding, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”) and Mr. Philip A. Falcone (together with HGI, the “Reporting Persons”).

The Shares reported in this Schedule 13D are beneficially owned by HGI. Such Shares are held in the name of HGI Funding, LLC, a Delaware limited liability holding company (“HGI Funding”) and a direct wholly-owned subsidiary of HGI and may be held by one or more wholly-owned subsidiaries of HGI in future from time to time.

Mr. Falcone does not own directly any securities of the Issuer.  However, as a result of Mr. Falcone’s position as the Chief Executive Officer and Chairman of the Board of Directors of HGI and his relationship with the Controlling Persons (as defined below), Mr. Falcone may be deemed to beneficially own securities of the Issuer owned by HGI.  Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors”; and (ii) each person controlling HGI is listed on Schedule A hereto under the heading “HGI Controlling Persons” (the persons identified in clause (i) and (ii), the “Controlling Persons” and, together with the Reporting Persons, the “Harbinger Persons”).  HGI is a holding company with its principal business address located at 450 Park Avenue, 30th Floor, New York, NY 10022.  Mr. Falcone is a United States citizen. Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI and has the relationship with the Controlling Persons described in Schedule A hereto.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

Item 3.    Source and Amount of Funds or Other Consideration.

The funds used for the purchase of the Shares were derived from general working capital. A total of approximately $23,033,440 was paid to acquire the Shares.

CUSIP No. 74443P104	Page 4 of 6

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the Shares based on their belief that the Shares represented an attractive opportunity.  On January 7, 2014, the Reporting Persons delivered a letter to the Issuer indicating that they wished to meet promptly with representatives of the Issuer to discuss the addition of representatives of the Reporting Persons to the Issuer's board of directors.  The Reporting Persons also requested in the letter that the Issuer withdraw a Form 15 filed with the Securities Exchange Commission and that the Issuer not declare or pay any dividend or distribution on its Shares pending the changes to the board requested by the Reporting Persons.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) all or a portion of the securities of the Issuer, including Shares, that the Reporting Persons now own or may hereafter acquire to any person or entity, including transfers or dispositions to affiliates of the Reporting Persons; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including Shares; (iv) request or seek that the Issuer or any of its subsidiaries to purchase or otherwise acquire all or a portion of another person’s assets or business or enter into new or different business activities, including acquisitions from affiliates of the Reporting Persons; (v) request or seek that the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons; (vi) request or seek that the Issuer or any of its subsidiaries raise capital or restructure their respective capitalization, indebtedness or holding company arrangements; (vii) request or seek that the Issuer or any of its subsidiaries make personnel changes; (viii) request or seek that the Issuer or any of its subsidiaries change the identity of the directors or officers; (ix) request or seek that the Issuer or any of its subsidiaries make any other material change in the Issuer’s or any of its subsidiaries’ corporate structure, governance, or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.    Interest in Securities of the Issuer.

References to percentage ownerships of Shares in this Schedule 13D are based upon the 14,218,823 Shares stated to be outstanding as of October 31, 2013 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2013, filed with the SEC on November 8, 2013.  The Shares reported in this Schedule 13D are held in the name of HGI Funding. Other than any beneficial ownership which may be deemed to exist as a result of the relationships around the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Controlling Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 5,758,360 Shares, constituting 40.5% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 5,758,360 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 5,758,360 Shares.

CUSIP No. 74443P104	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 5,758,360 Shares, constituting 40.5% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 5,758,360 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 5,758,360 Shares.

(c) Other than the purchases set forth on Exhibit C, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.    Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Letter dated January 7, 2014

Exhibit C	Transactions in the Shares

CUSIP No. 74443P104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

January 7, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)

Omar M. Asali	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President

Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director

Michael Kuritzkes	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & General Counsel

Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer

Lap Wai. Chan	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Keith M. Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Frank Ianna	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Gerald Luterman	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation

Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle

Harbinger Capital Partners LLC (“HCP LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund

Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of HCP LLC, Managing Member of HCPSS (as defined below)

Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle

Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund

Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands	Investment Vehicle

Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, the Special Fund and the Global Fund

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, HCP LLC settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings. In connection with the settlement, the Securities and Exchange Commission (the “SEC”) issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against HCP LLC for three violations of Rule 105 of Regulation M. The order censures HCP LLC and requires HCP LLC to cease and desist from committing or causing any violations and any future violations of Rule 105 of Regulation M. HCP LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final judgment (the “Final Judgment”) approving a settlement between the SEC and HCP LLC, HCPSS, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone (collectively, the “HCP Parties”), in connection with the two civil actions previously filed against the HCP Parties by the SEC. One civil action alleged that certain HCP Parties violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that HCP LLC and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by HCPSS to Philip Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors.

The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization,” as those terms are defined in

Section 3 of the Securities Exchange Act of 1934 and Section 202 of the Investment Advisers Act of 1940 (such specified entities, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and its subsidiaries and continue to serve as HGI’s Chief Executive Officer, director and Chairman of the Issuer’s board except that during the period of the bar Mr. Falcone may not, other than as a result of his ownership and control of the HGI and its subsidiaries, engage in any actions that would result in him being an associated person of certain subsidiaries of HGI that are Specified Entities. During the period of the bar, Mr. Falcone may also remain associated with HCP LLC and other HCP LLC related entities, provided that, during such time, Mr. Falcone’s association must be limited as set forth in the Final Judgment. The settlement requires the HCP Parties to pay disgorgement of profits, prejudgment interest, and civil penalties totaling approximately $18 million.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.001 per share, of PTGi Holding, Inc., dated as of January 7, 2014 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

January 7, 2014

Exhibit B

HGI FUNDING, LLC
450 Park Avenue, 30th Floor
New York, NY 10022

January 7, 2014

PTGi Holding, Inc.
460 Herndon Parkway
Suite 150
Herndon, VA  20170
Attention:  Board of Directors

Gentlemen:

As of the date hereof, HGI Funding, LLC, a wholly-owned subsidiary of Harbinger Group Inc., owns 5,758,360 shares of the common stock of PTGi Holding, Inc. (the “Company”), making us the Company’s largest stockholder.

Given our ownership position, we would like to meet with representatives of the Company to discuss changes to the composition of the board of directors of the Company so that two of the five members of the board are individuals identified by us.  We request that the Company withdraw its Form 15 filed with the Securities and Exchange Commission and not declare or pay any dividend or distribution on the Company’s stock pending the changes to the board of directors outlined above.

Please contact me at 212-906-8555 at your earliest convenience so that we may discuss the foregoing and, more generally, our vision for the future of the Company.

Very truly yours,

/s/ Philip A. Falcone

Philip A. Falcone Chief Executive Officer

Exhibit C

Transaction in the Shares

Date	Number of Shares Purchased	Price
1/3/2014	50,000	$4.00
1/3/2014	266,000	$4.00
1/3/2014	11,000	$4.00
1/3/2014	3,510,114	$4.00
1/3/2014	30,000	$4.00
1/3/2014	953,501	$4.00
1/3/2014	158,352	$4.00
1/3/2014	420,000	$4.00
1/3/2014	150,000	$4.00
1/3/2014	25,000	$4.00
1/6/2014	29,100	$4.00
1/6/2014	25,200	$4.00
1/6/2014	2,181	$4.00
1/6/2014	115,076	$4.00
1/7/2014	12,836	$4.00